SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

NOVA MEASURING INSTRUMENTS LTD.
(Name of Issuer)
Ordinary Shares
(Title of Class of Securities)
M7516K103
(CUSIP Number)
April 26, 2018
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. M7516K103

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Eduardo Sergio Elsztain

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
1,454,685 Ordinary Shares *

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
1,454,685 Ordinary Shares *

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,454,685 Ordinary Shares *

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.21%**

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

*See Item 4. The 1,454,685 Ordinary Shares consist of (i) 1,392,508 Ordinary Shares held by Clal Insurance Enterprises Holdings Ltd. ("CIEH" and the "CIEH Shares", respectively), an affiliate of IDB Development Corporation Ltd., an Israeli corporation, whose debentures are traded in the Tel Aviv Stock Exchange ("IDB Development"); (ii) 60,287 Ordinary Shares held by Epsilon Investment House Ltd. ("Epsilon" and the “Epsilon Shares”, respectively), an indirect subsidiary of Discount Investment Corporation Ltd., an Israeli public corporation (“Discount Investment”); (iii) 1,660 Ordinary Shares held by Cellcom Israel Ltd. ("Cellcom" and the “Cellcom Shares”), an indirect subsidiary of Discount Investment and (iv) 230 Ordinary Shares held by Bay Side Land Corporation Ltd. ("Bay Side" and the "Bay Side Shares"), an indirect subsidiary of Discount Investment

** Based on 27,898,304 Ordinary Shares outstanding as of April 26, 2017 (according to publicly available information provided by the issuer).

Page 2 of 6 pages

Item 1.

(a)	Name of Issuer: NOVA MEASURING INSTRUMENTS LTD. (the "Issuer").

(b)	Address of Issuer’s Principal Executive Offices: Weizmann Science Park, Einstein St., Building 22, 2nd Floor, Ness-Ziona, Israel

Item 2.

(a)	Name of Person Filing: Eduardo Sergio Elsztain

(b)	Address of Principal Business Offices or, if none, Residence: 108 Bolivar St. (C1006AAD) Ciudad Autónoma de Buenos Aires, Argentina.

(c)	Citizenship: Mr. Elsztain is a citizen of Argentina.

(d)	Title of Class of Securities: Ordinary Shares, NIS 0.01 par value per share (the “Ordinary Shares”).

(e)	CUSIP Number: M7516K103

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a: Not applicable.

Item 4.	Ownership

Mr. Elsztain holds through companies in his control (i) 100% of the shares of IDB Development, and (ii) 76.56% of the shares of Discount Investment. IDB Development holds 34.8% of the shares of CIEH of which approximately 29.8% of the shares are held by a Trustee as described in the next paragraph. Discount Investment holds 64.43% of the shares of Property and Building Corporation Ltd. which in turn holds 51.70% of the shares of Bay Side. Discount Investment holds 100% of the shares of Koor Industries Ltd. which in turn holds 68.75% of the shares of Epsilon and 28.39% (of voting rights, but only 25.01% of the equity) of the shares of Cellcom.

While Mr. Elsztain is the Reporting Person herein, Mr. Elsztain disclaims beneficial ownership of the Ordinary Shares reported by CIEH herein, primarily as a result of the following: On August 21, 2013, the Israeli Supervisor of Capital Markets, Insurance and Savings (the "Commissioner of Insurance") appointed Mr. Moshe Terry (the "Trustee") to hold, as trustee, IDB Development means of control in CIEH, including the voting power, except for 5% which remains held by IDB Development, and instructed IDB Development to dispose of its interest in CIEH.

All of the CIEH Shares are held for members of the public through, among others, provident funds and/or pension funds and/or insurance policies, which are managed by subsidiaries of CIEH[. Consequently, this Statement shall not be construed as an admission by Mr. Elsztain that he is the beneficial owner of any Ordinary Shares held by CIEH covered by this Statement.

 All of the Epsilon Shares are held by portfolio management and/or mutual funds, which are managed by Epsilon Investment House Ltd. and/or Epsilon Mutual Funds Management (1991) Ltd... Consequently, this Statement shall not be construed as an admission by Mr. Elsztain that he is the beneficial owner of any Ordinary Shares held by Epsilon covered by this Statement.

(a)	Amount beneficially owned: see row 9 of cover page of the reporting person.

(b)	Percent of class: see row 11 of cover page of the reporting person.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: see row 5 of cover page of the reporting person

(ii)	Shared power to vote or to direct the vote: see row 6 of cover page of the reporting person and note in Item 4 above.

(iii)	Sole power to dispose or to direct the disposition of: see row 7 of cover page of the reporting person

(iv)	Shared power to dispose or to direct the disposition of: see row 8 of cover page of the reporting person and note in Item 4 above

Page 3 of 6 pages

Item 5.
Ownership of 5 Percent or Less of a Class

 If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person Not applicable.

Item 8.	Identification and Classification of Members of the Group Not applicable.

Item 9.	Notice of Dissolution of Group Not applicable.

Item 10.     Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 4 of 6 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 18, 2018

EDUARDO SERGIO ELSZTAIN BY: IDB DEVELOPMENT CORPORATION LTD.

By:	/s/ Sholem Lapidot /s/ Aaron Kaufman
Sholem Lapidot and Aaron Kaufman, authorized signatories of IDB DEVELOPMENT CORPORATION LTD., on behalf of Eduardo Sergio Elsztain, pursuant to an agreement annexed as Exhibit 1 to this Schedule 13G.

Page 5 of 6 pages

EXHIBIT NO.	DESCRIPTION

Exhibit 1	Authorization letter dated May 30, 2018 authorizing IDB Development Corporation Ltd. to file this Statement on Schedule 13G on behalf of the Reporting Person.

Page 6 of 6 pages